31 March 2014

BINDING TERM SHEET

THIS TERM SHEET CONTAINS THE PRINCIPAL TERMS OF THE FINANCING AGREED TO BE ENTERED INTO BETWEEN THE LENDER AND THE BORROWER. HOWEVER, ALTHOUGH BINDING, IT IS NOT INTENDED TO BE A COMPLETE DESCRIPTION OF ALL TERMS OF THE TRANSACTIONS DESCRIBED HEREIN, WHICH SHALL BE CONTAINED IN DEFINITIVE AGREEMENTS TO BE ENTERED INTO BY THE PARTIES. THE TRANSACTIONS CONTEMPLATED BY THIS BINDING TERM SHEET ARE SUBJECT TO THE SATISFACTION OR WAIVER BY THE LENDER OF THE CONDITIONS PRECEDENT SET OUT HEREIN, INCLUDING ENTERING INTO SUCH DEFINITIVE AGREEMENTS. THIS TERM SHEET DOES NOT CONSTITUTE EITHER AN OFFER TO SELL OR AN OFFER TO PURCHASE SECURITIES.

Borrower

EPM Mining Ventures Inc. and all of its existing and future subsidiaries (collectively, the “Borrower” or the “Company”)

Lender

Extract Capital LP or its affiliates or designees (together with its affiliates or designees, “Extract” or the “Lender”)

Term Loan

Subject to the terms and conditions herein, the Lender shall loan to the Borrower the principal sum of US$2,500,000 (the “Loan”).

Discount to Par

The Loan shall be issued at 2% discount to par and, from and after the day after the two (2) year anniversary of the Closing Date, the principal of the Loan will be due at 110% to par amount plus accrued interest.

Term

The Loan shall have a term of 60 months.

Interest Rate

Cash interest shall be payable monthly, in arrears, in cash and computed on a monthly basis at U.S. 12-month LIBOR (“LIBOR”) plus 650 basis points per annum of the outstanding amount on the basis of a 360-day year. The Borrower may instead elect to capitalize the monthly interest at a rate of LIBOR plus 850 basis points (the “PIK Interest Rate”). LIBOR shall have a minimum of 200 bps for the calculation of the Interest Rate.

The Borrower’s failure to pay cash interest on the last day of each month shall be deemed as automatic election to capitalize the monthly interest at the PIK Interest Rate.

The interest rates on the Loan shall be increased by six percent (6%) per annum on the day after the two (2) year anniversary of the Closing Date.

Closing Date

The Closing Date shall occur on April 30, 2014, or such other date as may be agreed to in writing between the parties, subject to satisfaction or waiver by Lender (in its sole discretion) of the Closing Conditions set out herein.

Arrangement Fee

A 3% Arrangement Fee, fully earned and payable to the Lender at Closing Date.

Use of Proceeds and Reporting

The Borrower shall provide, prior to closing, a detailed budget and a business plan for the duration of the Term (the “Business Plan”) for the proceeds from the Loan and the Equity Capital Raising. Proceeds from the Loan shall be used in accordance with the Business Plan and to pay any fees and costs associated with this financing, including out of pocket expenses as defined under the “Out-of-Pocket Expenses” section with respect to this transaction.

The Borrower on a quarterly basis shall provide the Lender a report outlining actual expenditures incurred.

Security

Perfected senior security interest in substantially all assets of the Company, including without limitation, all cash, cash equivalents, bank accounts, other receivables, chattel paper, contract rights (including but not limited to, to the extent permitted by the underlying licenses or leases granting such rights to the Company, inventory, instruments, documents, securities (whether or not marketable), patents, trade names, trademarks, copyrights, intellectual property, general intangibles, investment property, inter-company debt, and stock pledges of 100% of the equity of all domestic and foreign subsidiaries. All security arrangements shall be in form and substance reasonably satisfactory to the Lender, and will include, without limitation, perfection of all deposit and securities accounts by control, and shall be accompanied by an opinion or letter of counsel to the Company containing customary assurances of validity and enforceability.

Guarantors

The Loan will be guaranteed by Emerald Peak Minerals LLC (“Emerald Peak”) and secured by all assets of Emerald Peak. The shareholders/members of Emerald Peak will also guarantee the Loan with recourse limited to their shareholdings/membership interests in Emerald Peak.

Yield Protection and Voluntary Prepayments

The Borrower shall be permitted to repay the Loan (“Voluntary Prepayment”) at any time at:

1) 110% to par within the first (1) anniversary of the Closing Date,

2) 104% to par between the first (1) and the eighteen (18) month anniversary of the Closing Date.

In each case, together with any unpaid interest, fees, costs and other amounts arising under the Loan.

Mandatory Prepayments

As is customary for loan transactions and investments of a similar nature, including but not limited to: (i) the net proceeds received from any non‐ordinary course sale or other disposition of, and (ii) the net proceeds from any debt (excluding seller notes related to acquisitions that are subordinate to the Loan) or equity issuances of the Company. The Borrower shall be required to repay a minimum of 95% of the total value of the loan (Principal plus any accrued interest) upon two (2) year anniversary of the Closing Date. Notwithstanding anything else contained herein, Mandatory Prepayments arising under this paragraph shall not be subject to the limitations and prepayment schedule listed above under the section captioned “Yield Protection and Voluntary Prepayments.”

Future Financings

The Lender shall have right of first offer on any future equity or debt financings of the Borrower during the period of the Agreement.

Communication with the Company

The Lender shall receive updates from the Management of the Company on a monthly basis of the progress of the project development and corporate activities. The Lender shall have access to communicate with the Board of directors by means of 1) written letters, 2) voice communication, 3) minutes from the board meetings with confidential sections redacted, and 4) communication directly from/to board members as necessary.

Representations and Warranties

The definitive agreements shall contain such representations and warranties (limited to actual knowledge, where customary and appropriate) as are customary for loan transactions and investments of a similar nature, including but not limited to, due organization and authorization; execution, delivery and enforceability of the Agreement (confirmed by legal opinions); financial condition of the Company; title to properties; liens; litigation; payment of taxes; no material adverse effect; development stage and production output of projects; requisite, permits, approvals; principal place of business of the Company; environmental related matters; other debts; leases and other material contracts; accuracy and completeness of information provided, including but not limited to accuracy and completeness of information related to the Company's subsidiaries, affiliates, and management's background and experience; validity, ownership, and non-impairment of intellectual property; no side agreements; no affiliate transactions; compliance with laws; no brokers; solvency; and consents and approvals reasonably required by the Lender. Any exceptions or caveats to "clean" reps and warranties shall be described in reasonable detail by the Borrower in schedules to the Agreement, and be subject to the Lender's approval.

Affirmative Covenants

The definitive agreements shall include such affirmative covenants of the Company as are customary for loan transactions and investments of a similar nature and such other covenants as are requested by Lender, including but not limited to compliance with applicable laws, maintenance of appropriate insurance coverage, entry into and maintenance of employment and non-compete agreements with key management and ownership personnel, scheduled financial reporting, and timely response to all unscheduled inquiries by the Lender.

Negative Covenants

The definitive agreements shall contain negative covenants of the Borrower customary for loan transactions and investments of a similar nature, including but not limited to, the following:

a)	Minimum working capital of US$500,000;
b)
No transactions with or payments to affiliates, subsidiaries, equity owners, insiders, or related parties outside of the ordinary course of business and on terms no less favorable than would be offered to or obtained at arm’s length to third parties; management and employee compensation to be consistent with past practice and existing contractual obligations and designed to avoid raising a reasonable doubt with respect to the Company’s ability to meet its Business Plan;

c)
No indebtedness, liens, guarantees, or negative pledges for the benefit of any third parties, with the exception of (i) subordinated unsecured seller financing consistent with the Company’s Business Plan, (ii) customary permitted liens to be specified in writing and approved at the sole discretion of the Lender; (iii) indebtedness with respect to Company’s real estate, and (iv) trade payables kept current within customary terms;

d)	Anti-layering and restricted payments;
e)	No changes in corporate structure or jurisdiction of incorporation;
f)	No investments or purchases of material corporate assets;
g)	No sales of material corporate assets; and
h)
No mergers or acquisitions or change of control transactions outside of the ordinary course of business unless payment in full of the Loan and all obligations hereunder and termination of the Loan is a condition precedent to the acquisition or merger.

Defaults

The Following shall be Events of Default under the definitive agreements:

a)	Failure to make payments when due;
b)	Failure to comply with or observe any covenants, terms, or agreements contained in the definitive documentation;
c)
Defaults under other material agreements or instruments of indebtedness, including without limitation defaults under or breaches of any express or implied ordinary course trade payment terms with vendors, other than defaults existing and approved by the Lender and fully scheduled as of the Closing Date;

d)	Judgments in excess of specified amounts;
e)
Winding up, dissolution, insolvency, filing for protection under the Companies’ Creditors Arrangement Act or similar insolvency law or statute or regulation, or substantial impairment of business operations of the Company;

f)	Impairment of security interest in collateral;
g)	Misrepresentation or breach of reps or warranties;
h)	Material Adverse Change as such will be further defined in the final loan documents;
i)
Loss of ability to enforce legal rights on the Company’s current and future projects due to a change in government regime and/or government authority; Any changes in the fiscal terms or ownership of the Company’s current or future assets; or

j)	Such other defaults as are customary for loans of a similar nature as shall be further set forth in the definitive agreements.

Closing Conditions

Closing of the Loan shall be subject to the following closing conditions (the “Closing Conditions”) all of which are for the sole benefit of the Lender and may be waived by the Lender at its sole discretion:

a)
Definitive Agreements: Definitive financing, security and all ancillary agreements, prepared by counsel to the Lender and in form and substance satisfactory to the Lender in its reasonable discretion, shall be executed and delivered by the Lender, the Borrower and its Subsidiaries;

b)
Security: The Lender shall have perfected security interests (subject to only permitted liens) in all assets to the extent described above under the heading “Security” in form and substance satisfactory to the Lender in its reasonable discretion;

c)	Bonus Shares Warrants: the Bonus Shares and Warrants shall have been issued by the Borrower;
d)
Production Fee: A definitive production fee agreement prepared by counsel to the Lender and in form and substance satisfactory to the Lender in its reasonable discretion, shall be executed and delivered by the Lender, the Borrower and its Subsidiaries, as applicable;

e)
Compliance with Laws: The Borrower shall be in compliance, in all material respects, with all applicable U.S., Canada, foreign, provincial, state and local laws and regulations, including all applicable employment, health and safety, and environmental laws and regulations;

f)
Consents and Approvals: All necessary governmental, Borrower Board of Directors, and any third party approvals in connection with the Loan, the transactions contemplated by the Loan and otherwise referred to herein shall have been obtained and remain in effect;

g)
Payments of Amounts Due: All fees and reasonable costs and expenses (including, without limitation, legal and consulting fees and expenses, title premiums, survey charges and recording taxes and fees) and other compensation contemplated hereby payable to the Lender, and legal and investment banking fees with respect to this transaction, shall have been paid to the extent due;

h)
Customary Closing Documents: All documents required to be delivered under the definitive financing documents, including customary legal opinions, corporate records and documents from public officials and officers’ certificates, shall have been delivered;

i)	Material Contracts and Agreements: All agreements of material contracts and licencing agreements shall be satisfactory to the Lender in its reasonable discretion;
j)
No New Information: The Lender shall not have become aware of any new or inconsistent information or other matter not previously disclosed to the Lender relating to the Company or the contemplated transactions which in any event the Lender, in its reasonable judgment, deems material and adverse relative to the information or other matters previously disclosed;

k)	No Material Adverse Effect: No Material Adverse Effect shall have occurred and be continuing;

l)
Confirmation of the participation of insiders of the Company via: 1) direct investment in the identical terms as the Loan of at least US$700,000, or 2) equity investment in the Company of at least US$700,000, in form and substance satisfactory to the Lender, acting reasonably; and

m)
delivery of a title report/opinion on all leases, mining claims, rights and interests and water rights of the Borrower and its subsidiaries, as applicable, prepared by the solicitors for the Borrower and in form and content satisfactory to the Lender, acting reasonably.

Taxes

All payments, including without limitation, principal, interest, fees and costs, made by the Borrower under the Loan shall be net of any withholding or any other similar taxes.

Transferability, Syndication and Participations

The Loan and the Lender’s interest therein shall be freely transferable by the Lender, at its sole discretion, to its capital partners, affiliates, and to other financial institutions by way of assignment, syndication, or participation. The Lender shall provide notice to Borrower promptly following any such transfer of interests to non-affiliates.

Loan Structure

At the Lender’s option, the Loan may be structured as an issuance of secured notes or debentures by the Borrower, in which case, all terms and conditions herein shall continue to apply as well as such additional terms and conditions as may be customary in such issuances.

Bonus Shares

On the Closing Date, the Borrower shall issue to the Lender, 1,500,000 common shares in the capital of the Borrower, subject to the minimum applicable hold period under TSX-V rules and regulations (the “Bonus Shares”).

Warrant Coverage

On the Closing Date, the Borrower shall issue to the Lender 750,000 warrants (the "Warrants") exercisable at 100% above the VWAP of the Common Shares over the twenty (20) days before the date of acceptance of this term sheet by the Borrower (the "Warrant Exercise Price") (provided that the Warrant Exercise Price shall not be lower than the lowest price permitted by TSX-V rules and regulations).

The Warrants shall not expire before the five (5) year anniversary date of the Closing Date.

Standard anti-dilution language to be added as mutually agreed.

Production Fee

The Borrower will provide the Lender a production fee of US$1.70 per each tonne of Sulphate of Potash produced from the Lake Sevier Project ("Production Fee"). The Production Fee may be repurchased at any time by the Borrower for a lump sum payment equal to:

a)	$250,000 if the Loan is repaid in full on or before 6 months from the Closing Date;
b)	$750,000 if the Loan is repaid after 6 months and on or before 12 months from the Closing Date;
c)	$1,000,000 if the Loan is repaid after 12 months and on or before 18 months from the Closing Date; and
d)	$1,500,000 if the Loan is repaid after 18 months from the Closing Date.

("Production Fee Buyout Payment").

Change of control as described in Multilateral Instrument 62-104 titled "Takeover Bids and Issuer Bids" shall cause the Borrower to pay the Production Fee Buyout Payment to the lender.

Out-of-Pocket Expenses

As a separate and distinct agreement, the Borrower and the Lender agree that the Borrower shall reimburse Lender (whether or not the proposed transaction is consummated) for all out-of-pocket costs and expenses (including reasonable fees and expenses of outside legal counsel) incurred by Lender in connection with Lender’s due diligence and the Agreement, including, but not limited to, costs and expenses incurred by Lender in connection with the preparation, execution and closing of this financing transaction, and the perfection of liens and security interests. Such out-of-pocket expenses shall not exceed US$100,000 (collectively, the “Costs”).

Good Faith Deposit

In order to proceed with its consideration of the financing arrangements described herein, and to confirm that the request is made in good faith, Lender requests that Borrower deliver to lender a US$50,000 (and the Lender acknowledges previous receipt of US$10,000 on account thereof) good faith deposit (the “Good Faith Deposit”), which amount may be applied by the Lender against the Costs, and other amounts due hereunder, when due.

Commitment to Close

As a separate and distinct agreement, the Borrower and the Lender agree that the Lender shall be entitled to a payment from the Borrower of (i) the Costs, and (ii) US$50,000 (the “Break Fee,” and together with the Costs, the “Payment”), if, within 60 days of the date hereof, the Closing Conditions of the Borrower have not been met or Borrower has elected not to execute the Definitive Agreements. By way of explanation, it is the intent of the parties that the Break Fee will only be paid by the Borrower due to its failure to meet one of its closing conditions or it elects not to execute the Definitive Agreements. The Break Fee will not be paid if the Lender elects not to advance the Loan without cause.

The parties hereto acknowledge and agree that the Payment is not a penalty but represents a genuine and reasonable estimate of the damages that the Lender will suffer in the scenario described, above. The Borrower agrees that it will be estopped from alleging that, and will not allege that, the Payment is unenforceable for any reason.

Non-Insider Status

The Lender will not be considered an insider unless required by law.

Indemnification

The Company shall indemnify and hold harmless the Lender and its respective affiliates and each of their respective officers, directors, employees, agents, advisors and representatives (each, an “Indemnified Party”) from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, any reasonable fees and actual disbursements of counsel), that may be incurred by or asserted or awarded against any Indemnified Party (including, without limitation, in connection with any investigation, litigation or proceeding or the preparation of a defense in connection therewith), arising out of or in connection with or by reason of the transactions contemplated hereby, except to the extent arising from an Indemnified Party’s willful misconduct or gross negligence. In the case of an investigation, litigation, or other proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by the Company, any of its directors, security holders or creditors, an Indemnified Party or any other person or an Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated.

No Indemnified Party shall have any liability (whether direct or indirect, in contract, tort or otherwise) to the Company, any of its affiliates or any of their respective members, security holders or creditors for or in connection with the transactions contemplated hereby, except for direct damages (as opposed to special, indirect, consequential or punitive damages (including, without limitation, any loss of profits, business or anticipated savings) determined in a final non‐appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s willful misconduct or gross negligence.

Confidentiality

This letter and the financing arrangements described herein are delivered with the understanding that Borrower shall not disclose this letter or the substance of the proposed financing arrangements to any person or entity outside of Borrower’s organization, except to those professional advisors who are in a confidential relationship with Borrower and require knowledge thereof to perform their duties (such as legal counsel, accountants and financial advisors), or where disclosure is required by law.

Press Releases

The Borrower shall provide a draft to the Lender at least 24 hours before it issues any press release or any public statement or announcement (any of the foregoing being, a “Public Announcement”) with respect to this Term Sheet, the terms and conditions described herein. The Lender will provide any proposed changes within the 24 hour period and the Borrower will use its best efforts to incorporate the proposed changes, but will have the final authority regarding the final Public Announcement in order to ensure that it meets its fiduciary reporting obligations.

Binding Document

Each of the Borrower and the Lender represents and warrants to the other and acknowledges that the other is relying on such representation and warranty in entering into this Binding Term Sheet, that: this Binding Term Sheet has been duly and validly executed and delivered by such party and is a valid and legally binding obligation of such party enforceable against such party by the others in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency and other laws affecting creditors’ rights generally and to general principles of equity; provided that this Binding Term Sheet shall govern the relationship of the parties and without limiting any other section hereof.

Governing Law

This Agreement has been negotiated, executed and delivered at and shall be deemed to have been made in the State of New York. This Agreement shall be governed by and construed in accordance with the laws of the State of New York and the federal laws of the United States applicable therein, without giving effect to principles of conflicts of laws. Regardless of any present or future domicile or principal place of business of the parties hereto, each such party hereby irrevocably consents and agrees that any and all claims or disputes between the parties hereto pertaining to this Agreement or to any matter arising out of or related to this Agreement shall be brought exclusively in a court of competent jurisdiction in the State of New York. By execution and delivery of this Agreement, each party irrevocably submits and consents in advance to such jurisdiction in any action or suit commenced in any such court.

If the foregoing is acceptable, please indicate Borrower’s acceptance by signing and returning to us the enclosed copy of this letter together with submission of the Good Faith Deposit not later than the close of business on April 4, 2014.

Should you have any questions or comments, please feel free to contact us at any time.

Very truly yours,

EXTRACT CAPITAL LP

By: /s/ Darin Milmeister
Darin Milmeister

Read and Agreed to:

EPM MINING VENTURES INC.

By: /s/ Lance D’Ambrosio
Lance D’Ambrosio